KH 3/5

[redacted]

13010789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

SEC FILE NUMBER
8- 48346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clary Investment + Insurance Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 BELMONT STREET
(No. and Street)

SOUTH EASTON	MA	02375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CLARY (508) 238-8868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET	MILTON	MA	02186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/13

OATH OR AFFIRMATION

I, ROBERT CLARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARY INVESTMENT & INSURANCE PLANNING CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES SACHETTA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 8, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clary Investment & Insurance Planning Corp.
SEC Registration No: 8-48346

Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information
Years Ended December 31, 2012 and 2011

Filed Pursuant to Rule §17a-5(e) (3) as a Public Document

GB&J

Gostle, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Clary Investment & Insurance Planning Corp.
SEC Registration No: 8-48346

Report of Independent Registered
Public Accounting Firm

Financial Statements and Supplemental Information
Years Ended December 31, 2012 and 2011

Filed Pursuant to Rule §17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clary Investment & Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

We have audited the accompanying statement of financial condition of Clary Investment & Insurance Planning Corp., as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2012 and 2011. We also have audited Clary Investment & Insurance Planning Corp. internal control over financial reporting as of December 31, 2012 and 2011, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants. Clary Investment & Insurance Planning Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment & Insurance Planning Corp. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Clary Investment & Insurance Planning Corp., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 and 2011, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
February 25, 2013

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Current assets:		
Cash	$ 20,773	$ 43,478
Commissions receivable	21,004	42,185
Total current assets	41,777	85,663
Office equipment and fixtures:		
Office equipment and fixtures	2,156	2,156
Less: accumulated depreciation	2,156	2,156
Net office equipment and fixtures	-	-
Total assets	$ 41,777	$ 85,663

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Current liabilities:		
Commissions payable	$ 12,569	$ 17,314
Payroll taxes payable	-	53
Miscellaneous payables	1,465	1,196
Total current liabilities	14,034	18,563
Stockholder's equity:		
Common stock, no par value, 200,000 shares authorized issued and outstanding, 200 shares	6,200	6,200
Additional paid-in capital	1,000	1,000
Retained earnings	20,543	59,900
Total stockholder's equity	27,743	67,100
	$ 41,777	$ 85,663

See accompanying notes and independent registered auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
Income				
Brokerage	$	337,869	$	335,311
Interest income		18		27
Total income		337,887		335,338
Operating expenses:				
Branch revenue allocation expense		134,818		127,564
Commissions		152,553		106,125
Salary		20,000		20,000
Payroll and miscellaneous taxes		2,365		2,336
Fees		8,350		7,738
Professional fees		12,138		11,778
Insurance		2,209		1,298
Rent		7,200		7,200
Other operating expenses		277		-
Total operating expenses		339,910		284,039
Net income (loss)	$	(2,023)	$	51,299

See accompanying notes and independent registered auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Balance, beginning of year	**$ 59,900**	$ 8,601
Add (deduct):		
Net income (loss)	**(2,023)**	51,299
Less: Distribution to members	**37,334**	-
Balance, end of year	**$ 20,543**	$ 59,900

See accompanying notes and independent registered auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (2,023)	$ 51,299
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in:		
Commissions recevable	21,181	(35,089)
Commissions payable	(4,745)	14,402
Payroll taxes payables	(53)	(4,020)
Miscellaneous payable	269	(369)
Net cash provided by operating activities	14,629	26,223
Cash flows from financing activities:		
Distributions to members	(37,334)	-
Net cash provided by financing activities	(37,334)	-
Net increase (decrease) in cash	(22,705)	26,223
Cash, beginning of year	43,478	17,255
Cash, end of year	$ 20,773	$ 43,478
Supplemental disclosures of cash flows:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes and independent registered auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Clary Investment & Insurance Planning Corp., ("the Company") is incorporated in the Commonwealth of Massachusetts and is engaged in the business of providing securities brokerage services relating to redeemable mutual fund shares and variable annuities.

Method of accounting

The Company prepares its financial statements on the accrual basis of accounting, and records its commission income and corresponding expenses on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, a receivable from a clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Office equipment and fixtures	5 years

Risks and uncertainties

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation No.48, "Accounting for Uncertainty in Income Taxes," and interpretation of FASB Statement No. 109 (FIN48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard on January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009 - 2012. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Income taxes

Clary Investment & Insurance Planning Corp., with the consent of its shareholder, has elected to be taxed as an S corporation under Section §1372 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Provisions for the state corporate income taxes are included in the December 31, 2012 and 2011 financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2013, the date the financial statements were issued.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

At December 31, 2012 and 2011, five customers accounted for 79% and 92%, respectively, of the outstanding accounts receivable. Such items were fully collected in January, 2013 and 2012, respectively.

NOTE 3 - RENT

The Company is currently renting its facility at 43 Belmont Street, South Easton, Massachusetts on a tenant at will basis. Rent expense for the years ending December 31, 2012 and 2011 was $7,200 for each year.

NOTE 4 - RETIREMENT EXPENSE

The Company has a Simple Retirement Plan. The Company has not contributed to its Simple Retirement Plan for the years ending December 31, 2012 and 2011, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

We have determined there are no current or future commitments or contingencies including litigation and arbitration that may cause a future loss or obligation.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule §15c3-3(k)(1) which exempts the Company from maintaining a specified amount of capital as it does not engage in any activity under which customer funds or securities are at risk. The Company is required to maintain net capital of not less than $5,000 per SEC Rule §15c3-1(a)(2)(vi). The Company's net capital, as computed pursuant to Rule §15c3-1(a)(2)(vi), was $27,743 and $67,100 at December 31, 2012 and 2011, respectively, which was greater than the required net capital of $5,000 by $22,743 and $62,100, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2012 and 2011 was .51 and .28 to 1, respectively (see supplementary information).

NOTE 7 - EXEMPTION FROM RULE §15c3-3(k)(1)

The Company claims an exemption from Rule §15c3-3(k)(1) of the Securities Exchange Act of 1934.

SUPPLEMENTARY INFORMATION

CLARY INVESTMENT & INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2012

Capital -stockholder's equity		$ 27,743
Deductions - nonallowance items		-
Other deductions		-
Net capital		27,743
Total aggregate indebtedness	$ 14,034	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		**$ 22,743**
Ratio of aggregate indebtedness to net capital		**.51 to 1**

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2011

Capital - stockholder's equity		$ 67,100
Deductions - nonallowance items		-
Other deductions		-
Net capital		67,100
Total aggregate indebtedness	$ 18,563	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		$ 62,100
Ratio of aggregate indebtedness to net capital		.28 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying independent registered auditor's report.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE §15c3-3

Mr. Robert Clary
Clary Investment and Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

In planning and performing our audit of the financial statements of Clary Investment and Insurance Planning Corp. ("the Company") for the year ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule §17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule §17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule §17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule §15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule §17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE §15c3-3
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule §17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weakness as defined above.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE §15c3-3
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule §17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

February 25, 2013
Milton, Massachusetts 02186

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

Independent Accountants' Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

To: Clary Investment and Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

Dear Mr. Clary:

During the course of Gosule, Butkus & Jesson, LLP's examination of Clary Investment and Insurance Planning Corp., no material inadequacies were found to exist but for the fact that Clary Investment and Insurance Planning Corp. is a closely held company with a lack of segregation of duties. Clary Investment and Insurance Planning Corp. acknowledges this material inadequacy but due to their small staff size Clary Investment and Insurance Planning Corp., is unable to improve on their segregation of duties.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
February 25, 2013